

17018010

S

Washington, D.C. 20549

SEC Mail Processing Section
SEP 19 2017
Washington DC
408

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66462 66733

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/16 (MM/DD/YY) AND ENDING 06/30/17

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

The Fig Group, L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3131 McKinney Ave, Suite 600
(No. and Street)

Dallas	Texas	75204
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Emily Messerschmitt — 214-273-3230
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RW Group LLC
(Name – if individual, state last, first, middle name)

400 Old Forge Lane, Suite 401	Kennett Square	PA	19346
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

RMS

OATH OR AFFIRMATION

I, Emily Messerschmitt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of The Fig Group, L.L.C., as of June 30, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public


NOTARY PUBLIC
STATE OF TEXAS
DIANA A. RODRIGUEZ
Notary ID # 12126521
My Commission Expires
December 20, 2017

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Report of Independent Registered Public Accounting Firm on Management's Exception Report.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

THE FIG GROUP, L.L.C

CONTENTS


RW GROUP
HELPING YOU ACHIEVE EXCELLENCE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of The Fig Group, LLC

We have audited the accompanying financial statements of The Fig Group, LLC, which comprise the statement of financial condition as of June 30, 2017, and the related statements of operations, changes in members equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Fig Group, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of The Fig Group, LLC as of June 30, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The computation of net capital and aggregate indebtedness under rule 15c3-1 and exemption report under rule 17a-5(d)(4) has been subjected to audit procedures performed in conjunction with the audit of The Fig Group, LLC's financial statements. The supplemental information is the responsibility of The Fig Group, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

RW Group, LLC

Kennett Square, Pennsylvania
September 13, 2017

400 Old Forge Lane
Suite 401
Kennett Square, PA 19348-1914

PrimeGlobal
An Association of Independent Accounting Firms

Phone: 610-713-8208
Fax: 610-807-0370
www.rwgroupllc.com

THE FIG GROUP, L.L.C
Statement of Financial Condition
June 30, 2017

ASSETS

Cash	$ 6,389
Receivable from broker-dealer	30,000
Due from broker-dealer	90,369
Other assets	190
	$ 126,948

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable	$ 77,273
Total Liabilities	77,273
Members' Equity	$ 49,675
	$ 126,948

The accompanying notes are an integral part of these financial statements.

THE FIG GROUP, L.L.C.
Statement of Income
For the Year Ended June 30, 2017

Revenues	
Commission income	$ 510,578
Interest income	3
Other income	17,507
Total revenue	528,088
Expenses	
Brokerage expenses	19,875
Commission expense	382,917
Occupancy and equipment costs	9,100
Regulatory fees and expenses	4,402
Research expenses	63,235
Other expenses	34,042
Total expenses	513,571
Net income (loss)	$ 14,517

The accompanying notes are an integral part of these financial statements.

THE FIG GROUP, L.L.C.
Statement of Changes in Members' Equity
For the Year Ended June 30, 2017

Balance at June 30, 2016	$ 35,158
Net Income (Loss)	14,517
Balance at June 30, 2017	$ 49,675

The accompanying notes are an integral part of these financial statements

THE FIG GROUP, L.L.C.
Statement of Changes in Members' Equity
For the Year Ended June 30, 2017

	Contributed Capital	Retained Profit	Total Member's Equity
Balances at July 1, 2015	$ -0-	$ 35,158	$ 35,158
Capital Transactions	$ -0-	$ -0-	$ -0-
Net Income	$ -0-	$ 14,517	$ 14,517
Balances at June 30, 2016	$ -0-	$ 49,675	$ 49,675

The accompanying notes are an integral part of these financial statements

THE FIG GROUP, L.L.C.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended June 30, 2017

Balance at June 30, 2016	$ -0-
Increases	-0-
Decreases	-0-
Balance at June 30, 2017	$ -0-

The accompanying notes are an integral part of these financial statements

THE FIG GROUP, L.L.C.
Statement of Cash Flows
For the Year Ended June 30, 2017

Cash flows from operating activities	
Net income (loss)	$ 14,517
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:	
Change in operating assets and liabilities:	
Decrease in other assets	611
Increase in due from broker-dealer	(196)
Increase in accounts receivable	(84,895)
Increase in accounts payable	70,949
Net cash provided (used) by operating activities	986
Cash flows from investing activities	
Net cash provided (used) by investing activities	-0-
Cash flows from financing activities	
Net cash provided (used) by financing activities	-0-
Net increase (decrease) in cash	986
Cash at beginning of year	5,403
Cash at end of year	$ 6,389

Supplemental schedule of cash flow information

Cash paid during the period for:	
Interest	$ 533
Income taxes	$ -0-

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

The Fig Group, L.L.C. (the "Company") was formed under the laws of the State of Texas. Offices of the Company are located in Dallas, Texas. The Company became effective May 11, 2005 as a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The company operates under (SEC) Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. Substantially all of the Company's business is conducted with customers located in the United States.

The Company's members have limited personal liability for the obligations or debts of the Company.

Purchase and sales of securities are recorded on a trade date basis. Commission revenue and expense are recorded on a trade date basis.

Receivable from broker-dealer and due from broker-dealer are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

Securities owned and securities sold but not yet purchased are recorded at quoted market value. Securities and investments which are not readily marketable are carried at fair value as determined by management of the Company. Unrealized gains and losses are credited or charged to operations. The Company's securities are being held by the clearing broker-dealer. Should the clearing broker-dealer fail to deliver securities to the Company, the Company may be required to purchase identical securities on the open market.

The Company's net income is taxed at the member level rather than at the corporate level for federal income tax purposes. Income tax returns are generally subject to examination by the respective federal and state authorities over various statues of limitations generally three to five years from date of filing.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At June 30, 2017, the Company had net capital of approximately $21,751 and net capital requirements of $5,154. The Company's ratio of aggregate indebtedness to net capital was 4.65 to 1. The SEC permits a ratio of no greater that 15 to 1.

Capital distributions to the Company's members can be made under a capital distribution policy approved by the Company's board of directors. Periodic distributions approved by the Company's board of directors are made to enable its members to pay federal income taxes on Company profits, among other purposes.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Related Party Transactions

The Company leases office space from one of its members. Rent expense for the year ended June 30, 2017 was $9,100.

Note 5 - Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. At June 30, 2017, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of an potential losses relating to this indemnification.

Note 6 - Subsequent Event

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through September 13, 2017, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

June 30, 2017

Schedule I

THE FIG GROUP, L.L.C.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of June 30, 2017

COMPUTATION OF NET CAPITAL

Total member equity qualified for net capital	$ 49,675
Add:	
Other deductions or allowable credits	-0-
Total capital and allowable subordinated liabilities	49,675
Deductions and/or charges	
Non-allowable assets:	
N/A portion of accounts receivable	12,734
Other assets	190
Net capital before haircuts on securities positions	12,924
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))	15,000
Net capital	$ 21,751

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	
Liabilities	$
Accounts Payable	77,273
Total aggregate indebtedness	$ 77,273

Schedule I (continued)

THE FIG GROUP, L.L.C
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of June 30, 2017

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 5,154
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,154
Net capital in excess of required minimum	$ 16,597
Ratio: Aggregate indebtedness to net capital	4.65 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The following serves to reconcile differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Net capital as reported in the Company's unaudited Focus report	$ 36,751
Haircut for higher deductible on Fidelity bond	(15,000)
Net capital per audited report	$ 21,751

Schedule II

THE FIG GROUP, L.L.C
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of June 30, 2017

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Sterne Agee

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

Required By SEC Rule 17a-5

For the Year Ended

June 30, 2017



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of The Fig Group, LLC

We have reviewed management's statements, included in the accompanying Exemption Report Rule 17a-5(d)(4), in which (1) The Fig Group, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which The Fig Group, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) The Fig Group, LLC stated that The Fig Group, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. The Fig Group, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about The Fig Group, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

RW Group, LLC

Kennett Square, Pennsylvania
September 13, 2017

400 Old Forge Lane
Suite 401
Kennett Square, PA 19348-1914

PrimeGlobal
An Association of Independent Accounting Firms

Phone: 610-713-8208
Fax: 610-807-0370
www.rwgroupllc.com



THE FIG GROUP
LLC

August 10, 2017

Exemption Report

The Fig Group is a registered broker-dealer subject to Rule 17a-5 promulgated by Securities and Exchange Commission (17 C.F.R.§240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R.§240.17a-5(d)(1) and(4). To the best of its knowledge and belief, the Company states the following:

(1) The company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R.§ 240.15c3-3(k)(2)(ii).

(2) The Fig Group met the identified exemption provisions in 17 C.F.R.§240.15c3-3(k)(2)(ii) throughout the period July 1, 2016 to June 30th 2017 without exception.

Emily Messerschmitt swears (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: 
Emily Messerschmitt
President
The Fig Group, LLC

3131 McKinney Avenue Suite 600 Dallas, Texas 75204
(p) 214-273-3230 (f) 214-219-9600


RW GROUP
HELPING YOU ACHIEVE EXCELLENCE

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors of
The Fig Group, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2017, which were agreed to by The Fig Group, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating The Fig Group, LLC's compliance with the applicable instructions of Form SIPC-7. The Fig Group, LLC's management is responsible for The Fig Group, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger, noting that The Fig Group, LLC no variances;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2017, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2017, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers. There were no adjustments reported in Form SIPC-7;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments. The Form SIPC-7 was mathematically accurate, there were no related schedules and adjustments; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

RW Group, LLC

Kennett Square, PA
September 13, 2017

SIPC-7B

(34-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7B

(34-REV 6/17)

For the fiscal year ended 6/30/2017

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

66733 FINRA JUN
THE FIG GROUP LLC
3131 MCKINNEY AVE STE 600
DALLAS TX 75204-2456

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2f from page 2) $ 877

B. Less payment made with SIPC-6 filed and SIPC-7 if applicable (exclude interest) (336)
1-30-2017 # 2294
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 541

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 541

G. PAYMENT: √ the box
Check mailed to P.O. Box ☐ Funds Wired ☐
Total (must be same as F above) $ 541

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the ____ day of ____________, 20 ____.

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

AMOUNTS FOR APPLICABLE PERIODS.

Item No.		beginning 7/1/2016 and ending 12/31/2016	beginning 1/1/2017 and ending 6/30/2017
	TOTAL REVENUE	Eliminate cents	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $	the sum of both periods	$ 152,570	$ 375,518
2b. Additions:			
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.			
(2) Net loss from principal transactions in securities in trading accounts.			
(3) Net loss from principal transactions in commodities in trading accounts.			
(4) Interest and dividend expense deducted in determining item 2a.			
(5) Net loss from management of or participation in the underwriting or distribution of securities.			
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.			
(7) Net loss from securities in investment accounts.			
Total additions		0	0
2c. Deductions:			
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		3101	3699
(2) Revenues from commodity transactions.			
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		11,633	8242
(4) Reimbursements for postage in connection with proxy solicitation.			
(5) Net gain from securities in investment accounts.			
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.			
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).			
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ________ (Deductions in excess of $100,000 require documentation)			
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ ______ $ ______		
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ 3446 $ 2662		
Enter the greater of line (i) or (ii)		3446	2662
Total deductions		18,180	14,603
2d. SIPC Net Operating Revenues		$ 134,390	$ 360,915
2e. General Assessment at applicable rate for assessment period.		$ 336 @.0025	$ 541 @.0015
2f. Total General Assessment add both columns.		$ 877 (to page 1, line 2.A.)	